For Immediate Release
TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THIRD QUARTER 2018
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (November 1, 2018) - Bellatrix Exploration Ltd. (“Bellatrix”, "we", "us", "our" or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three and nine months ended September 30, 2018. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three and nine months ended September 30, 2018 and 2017. Bellatrix's unaudited interim condensed financial statements and notes, and the MD&A for the three and nine months ended September 30, 2018 and 2017 are available on our website at www.bxe.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

		Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities		7,617	23,031	34,236	41,785
Per diluted share (1)		$0.12	$0.47	$0.62	$0.85
Adjusted funds flow (2)		7,705	8,300	32,517	42,540
Per diluted share (1)		$0.12	$0.17	$0.59	$0.86
Net profit (loss)		(8,882)	(22,124)	(56,551)	(78,310)
Per diluted share (1)		($0.14)	($0.45)	($1.02)	($1.59)
Capital – exploration and development		7,042	39,683	36,676	94,896
Total capital expenditures – net (3)		2,716	18,421	31,430	38,872
Credit Facilities		57,059	8,279	57,059	8,279
Second Lien Notes		110,367	—	110,367	—
Senior Notes		195,373	304,515	195,373	304,515
Convertible Debentures (liability component)		41,120	38,894	41,120	38,894
Adjusted working capital deficiency (2)		14,899	48,144	14,899	48,144
Total net debt (2)		418,818	399,832	418,818	399,832
SELECTED OPERATING RESULTS
Total revenue (3)		51,525	48,153	171,762	188,502
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,275	9,342	9,739	9,054
Natural gas	(mcf/d)	145,527	170,210	156,654	166,492
Total oil equivalent (4)	(boe/d)	33,530	37,710	35,848	36,803
Average realized prices
Crude oil and condensate	($/bbl)	82.47	55.36	80.92	60.93
NGLs (excluding condensate)	($/bbl)	26.31	18.79	25.76	19.19
Natural gas	($/mcf)	1.42	1.54	1.63	2.44
Total oil equivalent	($/boe)	16.17	13.56	17.14	18.35
Total oil equivalent (including risk management (5))	($/boe)	18.68	17.49	19.39	20.33
Selected Key Operating Statistics
Commodity sales	($/boe)	16.17	13.56	17.14	18.35
Other income	($/boe)	0.53	0.32	0.41	0.41
Royalties	($/boe)	(1.84)	(1.12)	(1.88)	(1.78)
Production expenses	($/boe)	(7.71)	(7.84)	(7.80)	(8.48)
Transportation	($/boe)	(2.23)	(2.01)	(2.08)	(1.69)
Operating netback (3)	($/boe)	4.92	2.91	5.79	6.81
Realized gain (loss) on risk management contracts	($/boe)	2.51	3.93	2.25	1.97
Operating netback (3) (including risk management (5))	($/boe)	7.43	6.84	8.04	8.78

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	Three months ended September 30,		Nine months ended September 30,
SHARE STATISTICS	2018	2017	2018	2017
COMMON SHARES
Common shares outstanding (6)	61,764,109	49,378,026	61,764,109	49,378,026
Weighted average shares (1)	61,763,344	49,378,026	55,454,603	49,343,026
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High	1.35	3.90	2.22	6.83
Low	1.07	2.77	1.07	2.77
Close	1.35	3.56	1.35	3.56
Average daily volume	430,717	171,423	613,688	180,064
NYSE
(US$, except volumes) based on intra-day trading
High	1.06	3.10	1.78	5.15
Low	0.84	2.23	0.84	2.23
Close	1.06	2.84	1.06	2.84
Average daily volume	81,286	80,673	122,788	87,531
(1) Basic weighted average shares for the three and nine months ended September 30, 2018 were 61,763,344 (2017: 49,378,026) and 55,454,603 (2017: 49,343,026), respectively. In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three and nine months ended September 30, 2018, a total of nil (2017: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, a total of nil (2017: nil) common shares issuable on conversion of the Company's outstanding 6.75% convertible unsecured subordinated debentures (the "Convertible Debentures") were added to the denominator, and a total of nil (2017: nil) common shares issuable on exercise of the Company's outstanding warrants were added to the denominator for the three and nine month periods resulting in diluted weighted average common shares outstanding of 61,763,344 (2017: 49,378,026) and 55,454,603 (2017: 49,343,026), respectively.
(2) The terms “adjusted funds flow”, “adjusted funds flow per share”, “total net debt”, and “adjusted working capital deficiency”, do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Capital performance measures” disclosed at the end of this Press Release.
(3) The terms “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings under GAAP. Refer to “Non-GAAP measures” disclosed at the end of this Press Release.
(4) A boe conversion ratio of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(6) Fully diluted common shares outstanding for the three and nine months ended September 30, 2018 were 72,577,386 (2017: 57,210,780) and 72,577,386 (2017: 57,210,780), respectively. This includes 1,552,232 (2017: 1,659,914) and 1,552,232 (2017: 1,659,914), respectively of share options outstanding, 6,172,840 (2017: 6,172,840) and 6,172,840 (2017: 6,172,840), respectively of shares issuable on conversion of the Convertible Debentures, and 3,088,205 (2017: nil) and 3,088,205 (2017: nil), respectively of warrants outstanding. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(7) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.
FINANCIAL & OPERATIONAL HIGHLIGHTS
Bellatrix’s third quarter results highlight our tight focus on cost and debt reduction initiatives and continued improvement in operational performance. Production volumes for the nine months ended September 30, 2018 have exceeded full year average production guidance by approximately 3%. Given strong results experienced year to date, Bellatrix is announcing increased full year 2018 corporate guidance metrics, which includes an increase to our full year average production guidance range, and a decrease to both our full year capital expenditure and full year production expenditure guidance ranges.
Third quarter 2018 performance included the following operational and financial achievements:

•
Production volumes in the third quarter of 2018 averaged 33,530 boe/d (72% natural gas weighted). Average production volumes of 35,848 boe/d over the first nine months of 2018 represent 3% outperformance compared with the mid-point of Bellatrix’s previous full year average production guidance range (34,000 to 35,500 boe/d).

•
Production expenses in the third quarter of 2018 averaged $7.71/boe, down 2% compared with first half 2018 production expenses of $7.84/boe. Production expenditures in the nine months ended September 30, 2018 of $7.80/boe were in line

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with Bellatrix’s previous full year 2018 production expenditure guidance range of $7.65/boe to $8.00/boe. Completion of Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) and the redirection of volumes from higher cost third party plants have contributed to the achieved production expenditure level.

•
Bellatrix continues to improve drilling efficiency and reduce costs. During the third quarter of 2018, Bellatrix drilled its 4-23 operated Cardium well (100% working interest), achieving approximately 8 days from spud to rig release, representing a 32% improvement compared with 2017 Cardium drilling results. In 2018, Bellatrix’s Spirit River development program averaged approximately 10 days from spud to rig release, with all-in Spirit River well costs reduced to approximately $3.4 million.

•
Bellatrix reduced total net debt by $11.4 million and increased its liquidity by $14.4 million as at September 30, 2018, compared with the previous quarter. Borrowings under our syndicated revolving credit facilities (the "Credit Facilities") were $57.1 million and total net debt was $418.8 million at September 30, 2018. At September 30, 2018, Bellatrix had approximately $37.9 million of undrawn capacity (approximately 40% undrawn) against total commitments of $95 million under the Company’s Credit Facilities, before deducting outstanding letters of credit of $11.5 million that reduce the amount otherwise available to be drawn on the Credit Facilities.

•
On September 11, 2018, Bellatrix announced that it closed a debt refinancing transaction which extended the maturity of over one-third of the Company’s unsecured senior notes due 2020 by three years and reduced outstanding debt by approximately $10.5 million.

Bellatrix delivered strong operational performance in the first nine months of 2018 relative to guidance expectations as summarized below:

	First Nine Month 2018 Results	2018 Annual Guidance (1)	Actual Results Versus Guidance
Average daily production (boe/d)	35,848	34,750	3%
Average product mix
Natural gas (%)	73	74	(1)%
Crude oil, condensate and NGLs (%)	27	26	4%
Capital Expenditures ($000’s)
Total net capital expenditures(2)	37,698	55,000	n/a
Production expense ($/boe)	7.80	7.83	—%
(1) 2018 Annual Guidance metrics represent the mid-point of the previously set guidance range (August 2, 2018) where applicable.
(2) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions and facilities.
REDUCED SUSTAINING CAPITAL
The combination of structurally lower capital costs and improved well performance have reduced overall sustaining capital requirements for our business. All-in average Spirit River well costs (drill, complete, equip and tie-in) have been lowered to approximately $3.4 million in 2018 (from $3.8 million in 2017). In addition to capital cost savings, Bellatrix delivered productivity improvements with average well performance from the Company's 2018 Spirit River well program outperforming expected results by approximately 38% on an IP90 basis. Enhanced productivity has led to a reduction in the assumed number of Spirit River wells from 15 to 12 per year (assuming an average 6.0 Bcf performance curve versus a 5.2 Bcf performance curve) required to maintain corporate production volumes in the mid 30,000 boe/d range. Bellatrix has drilled and/or participated in only 7.2 net wells during the first nine months of 2018, while delivering average production volumes of 35,848 boe/d over the nine-month period.
With our long-term infrastructure build out complete, Bellatrix expects the majority of future capital investment to be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects over the near term. Management expects that the Company's existing facilities and processing capacity provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.

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COMMODITY PRICE RISK MANAGEMENT PROTECTION AND MARKET DIVERSIFICATION INITIATIVES
Bellatrix maintains strong commodity price risk management and market diversification coverage through 2020 which is expected to reduce the impact of commodity price volatility on our business. Bellatrix has approximately 69 MMcf/d of natural gas volumes hedged in the fourth quarter of 2018, at an average fixed price of approximately $2.98/mcf, representing approximately 45% of 2018 daily average natural gas volumes (based on the mid-point of updated 2018 average production guidance). Bellatrix has also diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs with increased volume exposure beginning in November 2018. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 40% of the Company’s forecast fourth quarter 2018 natural gas volumes.
In combination, market diversification sales and fixed price hedges cover approximately 85% of natural gas volumes in the fourth quarter of 2018, and approximately 55% in 2019 (based on the mid-point of 2018 average production guidance). A summary of Bellatrix’s commodity price risk management contracts as at September 30, 2018 include:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	October 1, 2018 to December 31, 2018	67 MMcf/d	$3.03/mcf
Natural gas	Fixed price swap	October 1, 2018 to October 31, 2018	8 MMcf/d	$1.72/mcf
Natural gas	Fixed price swap	April 1, 2019 to October 31, 2019	18 MMcf/d	$2.01/mcf
Natural gas	AECO/NYMEX basis swap	April 1, 2019 to October 31, 2020	10,000 MMBtu/d	-US$1.24/MMBtu
Propane	Fixed price differential	October 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
Crude oil	Sold C$WTI call	October 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00/bbl
Crude oil	Sold C$WTI call	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00/bbl
Crude oil	Fixed price swap	October 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14/bbl
(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf based on an average corporate heat content rate of 40.0Mj/m3.
Bellatrix’s market diversification contracts as at September 30, 2018 include:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d
INCREASED CORPORATE NGL YIELD ACHIEVED IN THE SECOND AND THIRD QUARTERS
The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018 which more than doubled throughput capacity at the Alder Flats Plant to 230 MMcf/d (from 110 MMcf/d). Total NGL recoveries (including plant condensate) at the Alder Flats Plant have increased in the second and third quarters of 2018, with NGL sales yields of approximately 70 bbl/MMcf, up approximately 15% from first quarter total sales yields of approximately 60 bbl/MMcf. The Bellatrix Alder Flats Plant deep-cut process provides enhanced NGL yields of approximately 10 to 35 bbl/MMcf over third-party plants in our core area, resulting in an average corporate liquid weighting of approximately 27% in 2018.
THIRD QUARTER 2018 OPERATIONAL ACTIVITIES AND PERFORMANCE
Drilling and completion activities in the third quarter were hampered by unseasonably wet weather. During the third quarter, Bellatrix participated in four gross (2.0 net) wells, including three gross operated wells drilled (two Spirit River and one Cardium well). The three operated wells were spud late in the third quarter, with the two Spirit River wells brought on-stream during late October, and the Cardium well anticipated to be on-stream in early November.

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OPERATIONAL AND FINANCIAL SUMMARY

•
Production volumes in the third quarter of 2018 averaged 33,530 boe/d (72% natural gas weighted), down from second quarter 2018 volumes of 37,309 boe/d, reflecting natural volume declines and proactive volume curtailments during periods of weak natural gas pricing. Production volumes averaged 35,848 boe/d for the nine months ended September 30, 2018, above the high end of Bellatrix’s previous full year average production guidance range (34,000 to 35,500 boe/d).

•
Adjusted funds flow generated in the three months ended September 30, 2018 was $7.7 million ($0.12 per basic and diluted share), compared to $10.1 million ($0.18 per basic share and diluted share) in the second quarter of 2018.

•
Exploration and development capital expenditures were $7.0 million in the third quarter of 2018. Total exploration and development capital expenditures for the first nine months of 2018 were $36.7 million, in line with budget expectations. Capital expenditures year to date have primarily been allocated to drilling, completion and equipping activity.

•
Bellatrix’s borrowings under its Credit Facilities were $57.1 million, and total net debt was $418.8 million at September 30, 2018. At September 30, 2018, Bellatrix had approximately $37.9 million of undrawn capacity (approximately 40% undrawn) against total commitments of $95 million within the Company’s Credit Facilities before deducting outstanding letters of credit of $11.5 million that reduce the amount otherwise available to be drawn on the Credit Facilities.

•
For the quarter ended September 30, 2018, Bellatrix’s Senior Debt to EBITDA (as defined in the MD&A) ratio was 2.78 times, well below the financial covenant of 5.0 times as permitted by the agreement governing the Credit Facilities and Bellatrix's First Lien Debt to EBITDA (as defined in the MD&A) ratio was 1.24 times, well below the financial covenant of 3.0 times as permitted by the agreement governing the Credit Facilities.

•
Total revenue was $51.5 million for the third quarter of 2018, compared to $54.0 million in the second quarter of 2018, as modestly higher natural gas and liquids pricing mitigated lower production volumes over the comparative periods.

•	The corporate royalty rate in the three months ended September 30, 2018 averaged 13% of sales (after transportation), comparable with the 13% average rate in the second quarter of 2018.

•
Production expenses in the third quarter of 2018 averaged $7.71/boe, down 2% compared with first half 2018 production expenses of $7.84/boe. Production expenses in the nine months ended September 30, 2018 of $7.80/boe remain in line with Bellatrix’s full year 2018 production expense guidance range.

•
Our corporate operating netback (including risk management) realized for the three months ended September 30, 2018 was $7.43/boe, down 2% compared with $7.58/boe realized in the second quarter 2018. This change reflects lower realized hedging gains mitigated by higher average commodity sales prices over the comparable periods.

•
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended September 30, 2018 were $6.4 million ($2.08/boe), down $0.4 million from $6.8 million ($2.01/boe) in the second quarter of 2018.

•
Bellatrix recorded a net loss for the three months ended September 30, 2018 of $8.9 million compared to a net loss of $34.8 million for the three months ended June 30, 2018. The decrease in net loss period over period is primarily due to a decrease in unrealized loss on commodity contracts, an increase in unrealized foreign exchange gains, an increase in gains on Senior Note settlements, and a decrease in production expenses, partially offset by a 10% decrease in total sales volumes.

•	As at September 30, 2018, Bellatrix had approximately 134,206 net undeveloped acres of land principally in Alberta.

•	As at September 30, 2018, Bellatrix had approximately $1.37 billion in tax pools available for deduction against future income.

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•	Bellatrix maintained a strong Liability Management Rating of 10.32 in Alberta versus an industry average of 4.87 as at October 6, 2018.
OUTLOOK & 2018 CORPORATE GUIDANCE
Year to date average production volumes of 35,848 boe/d continue to track near the high end of Bellatrix’s prior 2018 full year guidance range of 34,000 to 35,500 boe/d. Bellatrix is announcing today, an increase in its average production guidance range, and an associated decrease in its full year 2018 net capital expenditure guidance range, given strong results year to date. Average well performance continues to exceed expectations, resulting in lower sustaining capital requirements for Bellatrix’s business. Bellatrix has been stewarding its full year 2018 capital investment level near the low end of its previous guidance range, therefore the Company is adjusting its full year capital guidance to $50 to $55 million.

	Revised 2018 Annual Guidance (November 1, 2018)	Previously Set 2018 Annual Guidance (August 2, 2018)	Previously Set 2018 Annual Guidance (April 3, 2018)
Production
2018 Average daily production (boe/d)	35,000 - 35,500	34,000 - 35,500	34,000 - 35,500
Average product mix
Natural gas (%)	73	74	74
Crude oil, condensate and NGLs (%)	27	26	26
Net capital expenditures
Total net capital expenditures ($000) (1)	50,000 - 55,000	50,000 - 60,000	55,000 - 65,000
Expenses
Production expense ($/boe) (2)	7.65 - 7.90	7.65 - 8.00	7.65 - 8.00
(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.
(2) Production expenses before net processing revenue/fees.
Bellatrix’s fourth quarter drilling and completion program includes plans to drill up to three gross operated wells, including a two mile Spirit River well. Capital investment in the fourth quarter will also include the completion of the 4-23 Cardium well drilled in September and tying in all three operated wells previously drilled in the third quarter.
The 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play.
CONFERENCE CALL INFORMATION
A conference call to discuss Bellatrix's second quarter results will be held on November 1, 2018 at 3:30 pm MT / 5:30 pm ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix's website at http://www.bxe.com/investors/presentations-events.cfm and will be archived on the website for approximately 30 days following the call.
Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BXE".

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NON-GAAP MEASURES
Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company's calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix's liquidity and its ability to generate funds to finance its operations. For additional information about these non-GAAP measures, including reconciliations to the most directly comparable GAAP terms, see our MD&A.
CAPITAL PERFORMANCE MEASURES
In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company's financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company's press release, MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.
This press release contains the term "adjusted funds flow" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in the MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period.
This press release also contains the terms "total net debt" and "adjusted working capital deficiency", which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, second lien notes, 8.5% senior unsecured notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and current portion of decommissioning liabilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.
FORWARD LOOKING STATEMENTS
Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target",

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"believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, updated 2018 annual guidance including forecast average annual production and commodity mix, capital expenditures and production expense, expectations as to the number of Spirit River wells required to be drilled annually to maintain corporate production volumes in the mid 30,000 boe/d range, expectations that improved well performance will result in lower sustaining capital requirements for Bellatrix’s business, expectation of production performance for present and future wells drilled by the Company, expectations that the Company commodity price risk management and market diversification coverage in 2018 through 2020 will reduce the impact of commodity price volatility on our business, the expectation of the percentage of production hedged or subject to other market diversification strategies, expectations regarding the enhanced NGL yields of Phase 2 of the Alder Flats Plant, expectations of drilling, completion, equip and tie-in plans and the timing thereof for the remainder of 2018, expectations of timing for bringing certain previous drilled wells on-stream, expectations that the Company will be able to direct the majority of its future capital to drilling, completion and production addition activities with minimal capital required for facilities and infrastructure projects over the near term and expectations that the Company’s existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on November 1, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website

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(www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
BARRELS OF OIL EQUIVALENT
The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
INITIAL RATES OF PRODUCTION
References in this press release to initial production or "IP" rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.
TYPE CURVES
In this press release certain information relating to the total cumulative production associated with type curves for Bellatrix's Spirit River wells have been presented. The 5.2 Bcf type curve set forth herein is based on all Bellatrix operated, Notikewin and Falher B wells drilled between 2013 and 2017, and represents the mean (P50) performance curve. The 6.0 Bcf type curve set forth herein is based on all Bellatrix operated, Notikewin and Falher wells drilled in 2017 and represents the mean (P50) performance curve. The type curve numbers have been presented to provide readers with information on the assumptions used for management's budgeting process and future planning. There is no certainty that future wells will generate results to match historic type curves presented herein. The actual performance of wells may not match historic type curves as a result of a number of factors including the risks identified above under "Forward Looking Statements" and as such type curves are not reliable indicators of future performance.

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